SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Telecom Argentina S.A. – Relevant matter - Mandatory Public Tender Offer

FREE TRANSLATION

Buenos Aires, November 7, 2016

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Telecom Argentina S.A. – Relevant matter –Mandatory Public Tender Offer

I am writing to you as Chairman of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’), regarding the Mandatory Public Tender Offer as a result of a change of control announced by Fintech Telecom, LLC (‘Fintech’), for all Class B common shares issued by Telecom Argentina (the ‘OPA’).

In this regard, we inform you that today Fintech has communicated to the Company that having ended on November 4, 2016 the Period for Reception of Offers for the OPA in Argentina, it has received acceptances for a total of 12,337,723 Class B common shares that represent 1.253% of the total capital of Telecom Argentina.

Moreover, Fintech is attaching to its note a copy of the “Results Announcement” that will be published in ‘El Cronista Comercial’ newspaper on November 8, 2016.

We hereby attach a copy of the letter sent by Fintech and a copy of the “Results Announcement”.

Sincerely,

Mariano M. Ibáñez,
Chairman

City of Buenos Aires, November 7, 2016

Telecom Argentina S.A.

Av. Alicia Moreau de Justo 50

C1107AAB – Ciudad de Buenos Aires

Mr Mariano M. Ibañez, Chairman of the Board of Telecom Argentina S.A

RE: Results of the Mandatory Public Tender Offer to Purchase Shares (the ‘OPA’) issued by Telecom Argentina S.A. tendered by Fintech Telecom, LLC.

Dear Sirs,

I am writing to you as Attorney-in-fact of Fintech Telecom, LLC (‘The Offeror’), with special address for purposes of these proceedings in Bouchard 680, Floor 14, Autonomous City of Buenos Aires, Phone/Fax 5236-4400/4401, in relation to the Mandatory Public Tender Offer to Purchase Shares or the “OPA”, according to what has been established in the prospectus dated September 14, 2016 (‘the Prospectus’), and in compliance with Section 64 of Section VII, Chapter II, Title III of the Rules of the Argentine Securities & Exchange Commission or the Comisión Nacional de Valores, to inform you that having ended the Period for Reception of Offers for the OPA in Argentina on Friday, November 4, 2016, the Offeror confirms that the OPA became effective, in the terms indicated on the Prospectus, and that it has received and accepted for acquisition a total of 12,337,723 Class B common shares issued by Telecom Argentina S.A. that are representative of 1.253% of the total capital of the mentioned Company.

Sincerely,

Carolina Curzi

Attorney-in-fact

RESULTS ANNOUNCEMENT

Only to be used

within the Republic of Argentina

FINTECH TELECOM LLC

MANDATORY PUBLIC TENDER OFFER

in respect of

CLASS B COMMON SHARES

listed in

‘Mercado de Valores de Buenos Aires S.A.’

issued by

TELECOM ARGENTINA S.A.

This mandatory tender offer has been approved by the Board of Directors of the Argentine Securities Commission (Comisión Nacional de Valores) (‘CNV’), on September 6, 2016. This authorization only means that all information requirements of the CNV have been duly complied with. The CNV has not rendered any opinion on the information contained in the Argentine Prospectus.

Fintech Telecom, LLC (‘Fintech Telecom’ or the ‘Offeror’), a limited liability company organized under the laws of Delaware, United States of America, informs that the Period of Reception of Offers ended on Friday, November 4, 2016.

During the aforementioned period, the Offeror received acceptances for a total of 12,337,723 Class B common shares issued by Telecom Argentina S.A. that represent 1.253% of its total capital, which were declared effective and accepted by the Offeror.

The Offered Price for these shares will be paid through BBVA Banco Francés S.A., in its capacity as Receiving Agent of the Argentine Tender Offer, on November 11, 2016 pursuant to the terms and conditions indicated in the Prospectus dated September 14, 2016 (as amended by the Addenda dated October 4, 2016).

The date of this announcement is November 7, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	November 7, 2016	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations